UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2011

or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission File No. 000-52710

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE BANK OF NEW YORK MELLON CORPORATION 401(k) SAVINGS PLAN

BNY Mellon Center

500 Grant Street

Pittsburgh, PA 15258-0001

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE BANK OF NEW YORK MELLON CORPORATION

One Wall Street

New York, New York 10286

The Bank of New York Mellon Corporation 401(k) Savings Plan

Form 11-K

The Bank of New York Mellon Corporation

401(k) Savings Plan

Financial Statements and Schedules for the years ended

December 31, 2011 and 2010

(With Report of Independent Registered Public Accounting Firm)

The Bank of New York Mellon Corporation 401(k) Savings Plan

Note: All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because there is no information to report.

Report of Independent Registered Public Accounting Firm

Benefits Administration Committee

The Bank of New York Mellon Corporation

We have audited the accompanying statements of net assets available for plan benefits of The Bank of New York Mellon Corporation 401(k) Savings Plan (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2011, and Schedule G, Part III- Schedule of Nonexempt Transactions for the year ended December 31, 2011, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Pittsburgh, Pennsylvania

June 27, 2012

The Bank of New York Mellon Corporation 401(k) Savings Plan

Statements of Net Assets Available for Plan Benefits

	December 31,
(in dollars)	2011	2010
Assets:
Investment in Master Trust, at fair value	$3,076,307,432	$3,189,931,687
Receivable from Retirement Savings Plan of BNY Securities Group	338,210,912	—
Notes receivable from participants	81,037,959	70,563,399
Employer contributions receivable	16,846,705	3,939,300
Cash and cash equivalents	410,705	256,959
Pending investment sales and other receivables	—	255,653

Total assets	3,512,813,713	3,264,946,998

Liabilities:
Pending investment purchases and other payables	—	1,380,590

Total liabilities	—	1,380,590

Net assets available for plan benefits, before adjustment	3,512,813,713	3,263,566,408
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(6,546,301)	(2,373,970)

Net assets available for plan benefits	$3,506,267,412	$3,261,192,438

See accompanying Notes to Financial Statements.

The Bank of New York Mellon Corporation 401(k) Savings Plan

Statements of Changes in Net Assets Available for Plan Benefits

	Year ended December 31,
(in dollars)	2011	2010
Additions to net assets available for plan benefits:
Contributions:
Employer contributions	$100,052,673	$97,064,793
Participant contributions	150,664,844	136,526,117
Rollover contributions	8,891,098	7,754,945

Total contributions	259,608,615	241,345,855
Net investment income (loss) from Master Trust	(247,639,392)	320,937,758
Interest income on notes receivable from participants	3,088,567	3,409,077

Total additions	15,057,790	565,692,690

Deductions from net assets available for plan benefits:
Benefits paid to participants	222,790,504	223,363,594
Administrative expenses	489,381	353,116

Total deductions	223,279,885	223,716,710

Net increase (decrease) prior to transfer from other plans	(208,222,095)	341,975,980
Transfer in from Retirement Savings Plan of BNY Securities Group	453,063,672	—
Transfers in from other plans	233,397	247,928,406

Net increase in net assets	245,074,974	589,904,386

Net assets available for plan benefits:
At beginning of year	3,261,192,438	2,671,288,052

At end of year	$3,506,267,412	$3,261,192,438

See accompanying Notes to Financial Statements.

Notes to Financial Statements

1.	Description of the Plan

The following description of The Bank of New York Mellon Corporation 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General information – The Plan is a defined contribution plan sponsored by the Company and is intended to meet the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan provides employees with the opportunity to invest a portion of their annual compensation in the Plan, augmented by employer contributions, to provide for additional income in their retirement.

On July 1, 2010, the Company acquired PNC Global Investment Servicing, (U.S.) Inc. (“GIS”) resulting in the merger of the PNC Global Investment Servicing, Inc. Retirement Savings Plan (“GIS Plan”) into the Plan.

In accordance with the terms of the Plan and the Retirement Savings Plan of BNY Securities Group (the “Securities Group 401(k) Plan”), the Securities Group 401(k) Plan was merged into the Plan as directed by the resolution of The Bank of New York Mellon Corporation (the “Company”) and is otherwise subject to the terms and conditions set forth in the Plan and the Securities Group 401(k) Plan, effective as of December 31, 2011. On December 31, 2011, an investment in the Fidelity Managed Income Portfolio, a collective fund, of $96,012,705, and the investment in The Bank of New York Mellon Corporation common stock fund of $6,891,329, were transferred at fair value from the Securities Group 401(k) Plan to The Bank of New York Mellon Corporation Retirement Plans Master Trust (“Master Trust”). Also on December 31, 2011, a receivable for pending investment sales of $338,210,912, notes receivable from participants of $11,660,134 and cash of $288,592 were transferred to the Plan.

Administration of the Plan – The Plan is administered by the Benefits Administration Committee, a named fiduciary of the Plan. The Benefits Administration Committee has full discretionary power and authority to construe, interpret and administer the Plan, including questions concerning eligibility and payment of benefits and may adopt rules and regulations for administering the Plan. The Benefits Investment Committee is the named fiduciary which is responsible for investment-related matters, including the establishment of an investment policy, the appointment of investment managers, and the monitoring of the performance of the Plan’s investment funds. There is no assurance that the stated objective of any of the funds can be achieved. The Plan’s trustee is The Bank of New York Mellon (the “Trustee”), a wholly-owned banking subsidiary of the Company.

The Benefits Investment Committee appointed Fiduciary Counselors Inc. to serve as the independent fiduciary (“Independent Fiduciary”) to (i) make certain fiduciary decisions related to the continued prudence of offering the common stock of the Company or its affiliates as an investment option under a plan, such as the Plan, that permits participants to direct the investment of their Plan accounts, other than Plan sponsor decisions, and (ii) select and monitor any actively managed investments (including mutual funds) of the Company or its affiliates to be offered to participants as investment options under the Plan.

Eligibility – Employees are eligible to participate in the Plan if they are a salaried U.S. employee of the Company or a subsidiary of the Company which has elected to have its U.S. employees covered by this Plan. U.S. hourly employees of the Company are eligible to participate in the Plan after completing 1,000 hours of service within the 12 month period commencing on the employee’s hire date. U.S. hourly employees who do not complete 1,000 hours during the initial period will be eligible to participate in the Plan after completing 1,000 hours within any calendar year after the employee’s hire date. Prior to April 1, 2009, the Plan covered only certain salaried U.S. employees of the Company and certain subsidiaries, with

Notes to Financial Statements (continued)

exceptions including those described below. Most employees that were hired by the Company on or after July 1, 2007, but prior to July 1, 2008, were eligible to participate in the Plan if the employees were U.S. employees of the Company hired into a “legacy” Mellon Financial Corporation business. If an employee was hired into a “legacy” The Bank of New York business on or after July 1, 2007 but prior to July 1, 2008, the employee was not eligible to participate in the Plan, but may have been able to participate in one of the “legacy” 401(k) plans sponsored by The Bank of New York Company, Inc. U.S. employees hired by the Company or participating subsidiaries on or after July 1, 2008 are eligible to participate in the Plan subject to conditions noted above.

Participants in the GIS Plan automatically became participants of the Plan and their accounts were transferred to this Plan during a transition period beginning on July 1, 2010.

Participants in the Securities Group 401(k) Plan were not eligible to participate in the Plan prior to January 1, 2012. Effective for the transition period, January 1, 2011 through December 31, 2011, an employee who was eligible to participate in the Plan but transferred to or was rehired into an entity eligible for the Securities Group 401(k) Plan nevertheless continued to be eligible to participate in this Plan. Conversely, an employee who was eligible to participate in the Securities Group 401(k) Plan but transferred to or was rehired into an entity eligible to participate in the Plan nevertheless continues to be eligible to participate in the Securities Group 401(k) Plan. Effective December 31, 2011, all participants and beneficiaries of the Securities Group 401(k) Plan became participants and beneficiaries of the Plan and their accounts were transferred to this Plan as a result of the merger described above under “General information.” The benefits, rights and features attributable to those account balances were preserved under the Plan.

Eligible employees may begin participating in the Plan as of the first day of the next payroll period beginning after completion of the enrollment process.

Effective April 1, 2010, employees who do not take action to either enroll or decline to enroll in the Plan within a 30 day notification period, are automatically enrolled in the Plan with a pre-tax contribution rate equal to 2% of their base compensation. The money is invested in the LifePath Index Fund closest to the year that the participant will reach age 65.

Investment Funds – Participants in the Plan have the option of investing their contributions through salary deferrals to professionally managed funds offered under the Plan, which include lifecycle funds, passively managed index funds, actively managed funds, a self-directed account (“SDA”) and common stock of the Company. The maximum a participant can transfer into the SDA is 50% of their account balance. The performance of the investment funds being offered in the Plan is evaluated regularly, and the funds offered under the Plan may change periodically.

Contributions – The Plan utilizes a “safe harbor” design under Internal Revenue Service (“IRS”) 401(k) plan regulations in which employee pre-tax and employer matching contributions are not subject to discrimination testing. Participants can contribute both pre-tax and after-tax contributions to the Plan, with an overall limit of 75% of the participant’s semi-monthly base pay. Federal law limited the total dollar amount participants contribute on a pre-tax basis to $16,500 in both 2011 and 2010. The Plan limit for after-tax contributions was $14,000 in both 2011 and 2010. After-tax contributions are not automatic. A participant must choose to make after-tax contributions to the Plan. Employees may change the rate of contribution or discontinue contributions at any time.

Participants who were age 50 or older by December 31, 2011 and 2010, as applicable, and who reached the contribution limit of $16,500 for such year(s), were eligible to contribute an additional $5,500 in catch-up contributions to the Plan for such year(s).

Participants may roll over into the Plan amounts representing distributions from other qualified retirement plans or conduit Individual Retirement Accounts.

Notes to Financial Statements (continued)

Matching contributions – Beginning January 1, 2011, the Company matched 100% of the first 4% of eligible pay plus 50% of the next 2% of eligible pay contributed by the participant for a maximum matching contribution of 5%. For 2010, the Company matched 100% of the first 6% of eligible pay contributed by the participant. In 2011 and 2010, the Company’s matching contributions were made in cash.

Profit Sharing Contributions – Prior to December 31, 2011, the Company was permitted to make discretionary contributions as determined and authorized by its Board of Directors. Discretionary contributions would have been allocated to each eligible participant’s account and would have been made either in cash or in common stock of the Company. There were no discretionary contributions during the years ended December 31, 2011 and 2010. Commencing January 1, 2012, the Company may make profit sharing contributions to eligible employees who are employed on December 31 of the applicable plan year based on the Company’s performance against the profitability target established for the year; provided that 1% of base pay shall be contributed for “on target” performance.

Retirement Contribution – Effective January 1, 2011, The Bank of New York Mellon Pension Plan was closed to new participants. As a result, the Company made a contribution under the Plan to all employees (other than those assigned to the former GIS entity or eligible to participate in the Securities Group 401(k) Plan) hired on or after January 1, 2010 who are not eligible to earn benefits under the Pension Plan, employed by any member of the controlled group on December 31, 2010, equal to 2% of base pay. Effective on and after January 1, 2011, such employees had to be eligible to participate in the Plan and actively employed by the Company on December 31 to receive this contribution. The retirement contribution for 2011 was paid on March 27, 2012.

GIS participants were eligible for the annual retirement contribution beginning with the 2011 plan year. Former participants in the Securities Group 401(k) Plan are eligible beginning with the 2012 plan year.

Securities Group Transition Contribution – Participants in the Securities Group 401(k) Plan, prior to the previously mentioned plan merger, were eligible for an annual profit sharing contribution. Effective for the 2011 plan year, a one-time transition profit sharing contribution based on the participant’s rate of compensation as of January 1, 2011, or if later, their hire date, replaced the existing profit sharing contribution. The transition contribution ranged from 1% to 5% of eligible base pay (5% of base pay for rates of compensation under $40,000; 4% for $40,001 to $60,000; 3% for $60,001 to $80,000; 2% for $80,001 to $100,000 and 1% for over $100,000). The transition contribution will vest 20% for each year of service until 100% vested after 5 years of service, including service under the Securities Group 401(k) Plan. Because of the merger, this transition contribution was paid in the Plan on March 28, 2012.

Participant Accounts – Each participant’s account is credited with the participant’s pre-tax and after-tax contributions, employer matching contributions, employer profit sharing/discretionary contributions and retirement contributions, if any. The account is also credited or charged with the proportionate share of changes in the net assets of the Plan arising from investment activities. Distributions with respect to a participant’s interest under the Plan are charged to the participant’s account. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting – Participants are immediately vested in their pre-tax and after-tax contributions, any rollover contributions, and earnings or losses on these amounts. Matching contributions to the Plan relating to periods of employment on or after January 1, 2009, plus any earnings or losses these amounts generate, are 100% vested at all times. Retirement contributions and any future profit sharing contributions will fully vest after three years of service. A participant’s account balance is immediately vested upon retirement, death or disability.

On July 1, 2010, the GIS Plan merged into the Plan. Employer matching contributions made to the GIS plan prior to the plan merger date will follow the vesting schedule outlined in the GIS Plan.

On December 31, 2011, the Securities Group 401(k) Plan merged into the Plan. All contributions made prior to the plan merger date will follow the vesting schedules outlined in the Securities Group 401(k) Plan.

Notes to Financial Statements (continued)

Forfeitures – If the participant is not fully vested in the matching, retirement and/or profit sharing contributions at the participant’s employment termination date, the nonvested portion of the account balance is forfeited on the earlier of distribution of the vested portion or five consecutive one-year breaks in service. As of December 31, 2011 and 2010, the forfeited nonvested accounts that were unallocated to participants totaled $22,962 and $9,900, respectively. These accounts will be used to reduce future employer contributions. Also, in 2011 and 2010, employer contributions were reduced by $518,922 and $1,569,029, respectively, from nonvested accounts forfeited.

Distributions and In-Service Withdrawals – The vested portion of a participant’s account will be payable upon severance of employment, including for reasons of retirement, death, or disability (within the meaning of the Company’s Long-Term Disability Plan). Participants are eligible to request withdrawals following the attainment of age 59 1/2 or in the case of specified hardships. Amounts attributable to after-tax and rollover contributions are available for in-service withdrawal. The Plan also makes mandatory age 70 1/2 distributions pursuant to the minimum distribution regulations issued by the IRS.

Notes Receivable from Participants – Generally, new loans, when added to the amount of any existing loans, cannot exceed the lesser of (a) $50,000 minus the participant’s highest outstanding loan balance in the last 12 months, (b) one-half of the participant’s vested account, or (c) the participant’s account balance, excluding any investments in a SDA. Such loans are repaid in periodic installments through payroll deduction. Loan repayments, of both principal and interest, are invested by the Trustee among the available investment funds in the same proportions as the participant’s salary reduction contributions are invested. The fixed loan interest rate is one percentage point above the prime lending rate (3.25% in both 2011 and 2010).

Payment of Benefits – A participant (or their beneficiary) may elect to receive distributions in a series of quarterly installments over a period not exceeding the lesser of (1) their life expectancy or the designated beneficiary’s joint life expectancy, or (2) ten years. Participants will automatically be paid in a lump sum if their account balance is $1,000 or less. If a portion of a participant’s balance is invested in the Company’s common stock or a SDA, the participant may elect to receive the distribution in-kind or in cash.

Voting Rights – Each participant is entitled to exercise voting rights attributable to the shares of the Company’s common stock allocated to his or her account and will be notified prior to the time that such rights are to be exercised. The Trustee will vote shares for which no directions have been timely received, and shares not credited to any participant’s account, in proportion to the vote cast by participants who have timely responded subject to review by an independent fiduciary appointed by The Benefits Investment Committee to review certain decisions related to the Company’s common stock.

Flexible Dividend – Dividends paid on the Company’s common stock held in a participant’s account are automatically reinvested in the Company’s common stock. A participant may elect to have the dividends on vested shares paid in cash as a distribution from the Plan.

Plan Termination or Plan Merger – Although the Company has no present intention to terminate the Plan, it expressly retains the right to amend, modify or terminate the Plan at any time. Such amendments or modifications may be retroactive, provided that no amendment or modification shall be made which permits Plan assets to be used or diverted to purposes other than the exclusive benefit of the participants or their beneficiaries. In the event of Plan termination, participants will become 100% vested in their accounts. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the Benefits Administration Committee may determine.

In the event of any merger or consolidation of the Plan with, or transfer of assets of the Plan to any other plan, each participant’s account, immediately after such event, would equal the market value of the account prior to such event.

Notes to Financial Statements (continued)

2.	Summary of Significant Accounting Policies

Basis of Financial Statements – The accompanying financial statements have been prepared on the accrual basis of accounting. Amounts payable to participants terminating participation in the Plan are included as a component of net assets available for plan benefits. Certain immaterial reclassifications have been made to prior periods to place them on a basis comparable with current period presentation.

Use of Estimates – The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements, accompanying notes and supplemental schedules. Actual results could differ from those estimates.

Investments – Investments held by the Plan are reported at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price).

Investment transactions are recorded on the trade date of the purchase or sale. Dividend income from investments in common stock is recorded on the ex-dividend date. Interest income from other investments is recorded as earned on an accrual basis. Net appreciation (depreciation) in fair value includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Fully Benefit-Responsive Investment Contracts – The Stable Value Fund invests in fully benefit-responsive investment contracts. As provided in Accounting Standards Codification (“ASC”) 946 Financial Services – Investment Companies, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement, as contract value is the amount participants will receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less benefits paid to participants and administrative expenses. As required by ASC 946, the fully benefit-responsive investment contracts are included at fair value in the investments of the Plan and are adjusted to contract value in the Statements of Net Assets Available for Plan Benefits.

The Stable Value Fund generally consists of traditional guaranteed investment contracts (“GICs”) and synthetic guaranteed investment contracts described in detail below:

Guaranteed Investment Contracts

Traditional guaranteed investment contracts are unsecured, general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. The crediting rate on this product is typically fixed for the life of the investment.

Synthetic Guaranteed Investment Contracts

Fixed maturity synthetic GICs consist of an asset or collection of assets that are owned by the fund and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract provides book value accounting for the asset and assures that book value, benefit responsive payments will be made for participant directed withdrawals. The crediting rate of the contract is set at the start of the contract and typically resets every quarter. Generally, fixed maturity synthetics are held to maturity. The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased and it will have an interest crediting rate not less than 0%.

Variable rate synthetic GICs consist of an asset or collection of assets that are managed by the bank or insurance company and are held in a bankruptcy remote vehicle for the benefit of the fund. The contract is benefit responsive and provides next day liquidity at book value. The crediting rate on this product resets every quarter based on the current market index rates and an investment spread. The investment spread is established at time of issuance and is guaranteed by the issuer for the life of the investment.

Notes to Financial Statements (continued)

Constant duration synthetic GICs consist of a portfolio of securities owned by the fund and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration, and assures that book value, benefit responsive payments will be made for participant directed withdrawals. The crediting rate on a constant duration synthetic GIC resets every quarter based on the book value of the contract, the market yield of the underlying assets, the market value of the underlying assets and the average duration of the underlying assets. The crediting rate aims at converging the book value of the contract and the market value of the underlying portfolio over the duration of the contract and therefore will be affected by movements in interest rates and/or changes in the market value of the underlying portfolio. The initial crediting rate is established based on the market interest rates at the time the underlying portfolio is first put together and it will have an interest crediting rate of not less than 0%.

The interest crediting rate is determined quarterly and is primarily based on the current yield to maturity of the covered investment, plus or minus amortization of the difference between the market value and the contract value of the covered investments over the duration of the covered investments at the time of computation. There is no relationship between future crediting rates and adjustment to contract value reported in the Statements of Net Assets Available for Plan Benefits.

The average market yield of the Fund for the years ended December 31, 2011 and 2010 was 2.17% and 2.67%, respectively. The average yield earned by the Fund that reflects the actual interest credited to participants for the years ended December 31, 2011 and 2010 was 2.00% and 2.52%, respectively. Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination); (ii) changes to plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the plan or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that any such event that would limit the Plan’s ability to transact at contract value with participants is probable of occurring.

Notes Receivable from Participants – Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Administrative Expenses – The Company pays the investment management fees for all passively managed index funds. For those actively managed funds which are partially managed by an affiliate, the Company directly pays the portion of the investment management fees attributable to the related affiliate. Fees charged by the lifecycle funds, and fees charged by the mutual funds and exchange-traded funds in the SDA, are paid by the participant. The Company pays all administrative fees related to the Plan, except administrative costs arising in connection with participant loans.

Benefits Paid to Participants – Benefits paid to participants are recorded upon distribution.

Recent Accounting Guidance – In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2010-06, “Improving Disclosures about Fair Value

Measurements.” This amended ASC 820 to clarify existing requirements regarding disclosures of inputs and valuation techniques and levels of disaggregation. This ASU also required the disclosure, on a gross basis, for purchases, sales, issuances and settlements included in the Level 3 rollforward. This disclosure requirement was effective and adopted for plan year ended December 31, 2011.

In May 2011, the FASB issued ASU 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS.” The ASU requires additional disclosures related to unobservable inputs used in a fair value measurement that are categorized within Level 3 of the fair value hierarchy. This ASU also requires the disclosure of the level of the fair value hierarchy for financial instruments not reported at fair value on the balance sheet. This ASU is effective for plan year ended December 31, 2012.

Notes to Financial Statements (continued)

3.	Investment Options

The Bank of New York Mellon, a subsidiary of the Company, acts as Trustee under a declaration of trust providing for the establishment, management, investment and reinvestment of the Plan’s assets. The Benefits Investment Committee established the Plan’s investment options by offering four investment tiers, which include a broad range of funds as core options. Core options are those funds in which employees can invest directly through payroll contributions. The investment tiers are described below.

Lifecycle Funds – The lifecycle funds consist of a series of LifePath Index Funds which bear different risk profiles based on a targeted retirement date, ranging from 2015 to 2055. Each LifePath Index Fund is a fund-of-funds comprised predominantly of a combination of index funds covering the domestic fixed income, domestic equity, international equity and global real estate securities asset classes. The fund manager rebalances the investment mix periodically to gradually shift toward a more conservative profile as the fund’s maturity date approaches. There is also a separate fund for individuals near to or already in retirement, the LifePath Retirement Fund, which intends to preserve savings by maintaining a lower risk profile.

Passively Managed Index Funds – The passively managed index funds consists of four index funds covering the major asset classes (domestic investment grade bonds, domestic large cap equity, mid and small cap equity, and international equity). These funds are designed to track a specific investment index, such as the S&P 500. The fund managers attempt to replicate the holdings and performance of the index, but do not seek to exceed the index’s returns, less fees and expenses.

Actively Managed Funds and Common Stock – The actively managed funds consist of fourteen funds covering the major asset classes. The investment managers of actively managed funds seek to exceed the returns of a given market index or benchmark. Because this approach often requires a great deal of research and trading activity, fees and expenses are generally higher than the fees of passively managed index funds. The goal is to outperform the market enough to offset those higher expenses. Most of the funds have a multi-manager structure to reduce manager performance risk and to benefit from less than perfect correlation between different types of investment approaches within a sub-asset class.

Participants have the opportunity to own shares of the Company’s common stock. A common stock investment in a single company is subject to the fluctuations of the stock market, as well as the company’s performance and its long-term financial prospects.

Self-Directed Account – The investment options include the SDA in which participants may direct the purchase of shares of mutual funds and exchange-traded funds (“ETFs”). The minimum initial investment in the SDA is $5,000, and subsequent transfers from any other fund into the SDA must be at least $1,000. The maximum amount that a participant may elect to invest in the SDA is 50% of their account balance. Accordingly, a participant must have at least a $10,000 account balance to be eligible to invest in the SDA.

There is no assurance that the stated objective of any of the funds can be achieved.

4.	Party-In-Interest Transactions

The Bank of New York Mellon, a subsidiary of the Company, acts as Trustee of the Plan.

Certain investments of the Plan are managed by subsidiaries of the Company. The Plan also invests in common stock of the Company. In addition, the Plan issues loans to participants, which are secured by the balances in the participant’s accounts. Therefore, these related transactions qualify as party-in-interest transactions. All other transactions which may be considered parties-in-interest transactions relate to normal plan management and administrative services, and the related payment of fees.

The Master Trust held 30,459,735 shares of the Company’s common stock at December 31, 2011, and 30,974,527 shares at December 31, 2010.

Notes to Financial Statements (continued)

5.	Federal Income Taxes

The Plan received a favorable determination letter from the IRS dated August 4, 2003, which stated that the Plan and related trust are designed in accordance with the applicable Sections of the Internal Revenue Code of 1986 (“IRC”). The Plan has been amended since receiving the determination letter and on February 1, 2010, in accordance with IRS procedures, the Company filed for an updated favorable determination letter. The Plan Administrator believes the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Accordingly, the accompanying financial statements do not include a provision for federal income taxes.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken any uncertain tax position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has concluded that as of December 31, 2011, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to federal income tax examinations for the years prior to 2007.

6.	Master Trust Financial Information

The Plan’s assets are held in The Bank of New York Mellon Corporation Retirement Plans Master Trust (the “Master Trust”). Effective July 1, 2010, in connection with its merger into the Plan, the assets of the GIS Plan were transferred into the Master Trust. Effective December 31, 2011, in connection with its merger into the Plan, the assets of the Securities Group 401 (k) Plan were transferred into the Master Trust. The assets of the Master Trust also include the assets of The Bank of New York Mellon Corporation Pension Plan and The Employee Stock Ownership Plan of The Bank of New York Company, Inc. The fair value of the net assets of the Master Trust as of December 31, 2011 and 2010 is as follows:

Master Trust

Statements of Net Assets Available for Plan Benefits

	December 31,
(in dollars)	2011	2010
Assets:
Investments, at fair value	$7,438,168,444	$7,386,023,738
Notes receivable from participants	81,037,959	70,563,399
Cash and cash equivalents	410,715	256,964
Pending investment sales and other receivables	130,687,522	63,195,099
Assets held as cash collateral under securities lending	216,908,476	125,602,549

Total assets	7,867,213,116	7,645,641,749

Liabilities:
Pending investment purchases and other liabilities	451,088,834	67,346,147
Payable upon return of assets loaned	216,908,476	125,602,549

Total liabilities	667,997,310	192,948,696

Net assets available for plan benefits, before adjustment	7,199,215,806	7,452,693,053
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(6,550,743)	(2,376,613)

Net assets available for plan benefits	$7,192,665,063	$7,450,316,440

Notes to Financial Statements (continued)

Master Trust

Statements of Changes in Net Assets Available for Plan Benefits

	Year ended December 31,
(in dollars)	2011	2010
Additions to net assets available for plan benefits:
Transfers in	$260,252,031	$489,566,501
Transfer in from Securities Group 401(k) Plan	114,852,760	—
Investment income (loss)	(249,948,447)	801,547,715

Total additions	125,156,344	1,291,114,216
Deductions from net assets available for plan benefits:
Transfers out	382,807,721	399,928,833

Net increase (decrease) in net assets	(257,651,377)	891,185,383

Net assets available for plan benefits:
At beginning of year	7,450,316,440	6,559,131,057

At end of year	$7,192,665,063	$7,450,316,440

The Plan’s interest in the net assets of the Master Trust was approximately 44% at December 31, 2011 and December 31, 2010.

The following is a reconciliation of net assets available for plan benefits per the Master Trust financial statements to the Form 5500:

	December 31,
(in dollars)	2011	2010
Net assets available for plan benefits per the financial statements	$7,192,665,063	$7,450,316,440
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	6,550,743	2,376,613

Net assets available for plan benefits per the Form 5500	$7,199,215,806	$7,452,693,053

The following is a reconciliation of the change in net assets available for plan benefits per the Master Trust financial statements for the years ended December 31, 2011 and 2010, to the Form 5500:

	December 31,
(in dollars)	2011	2010
Net increase (decrease) in net assets available for plan benefits per the financial statements	$(257,651,377)	$891,185,383
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts – prior year	2,376,613	1,857,906
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts – current year	6,550,743	2,376,613

Net change in assets available for plan benefits per the Form 5500	$(253,477,247)	$891,704,090

7.	Investment in Master Trust

The Master Trust assets are allocated among the participating plans by assigning to each Plan those transactions (primarily contributions and benefit payments) that can be specifically identified. The Plan’s ownership percentage in these investments and transactions does not represent an undivided interest.

Notes to Financial Statements (continued)

The following table presents the fair values of investments in the Master Trust and the Plan’s percentage interest in each investment class of the Master Trust:

	December 31, 2011		December 31, 2010
	Fair value (in dollars)	Plan’s ownership percentage	Fair value (in dollars)	Plan’s ownership percentage
BNY Mellon Corporation common stock	$606,453,323	77%	$935,430,715	76%
Other common stock	891,887,287	—	937,733,003	—
Self-directed account (a)	106,643,259	100	119,095,935	100
Exchange traded funds	57,215,615	—	2,652,459	—
Mutual funds	309,273,026	100	314,190,261	100
Collective trust funds	2,820,880,274	63	2,746,078,643	57
U.S. and sovereign government obligations	619,384,820	—	593,727,259	—
Corporate debt obligations	811,105,323	—	798,296,213	—
Venture capital and partnership interests	126,366,106	—	115,325,381	—
Funds of funds	886,725,423	85	626,813,687	78
Preferred stock	1,268,960	—	—	—
Interest-bearing cash	3,220,458	—	4,377,269	—
Investment contracts with insurance companies	197,744,570	—	192,302,913	—

Total investments at fair value	$7,438,168,444	46%	$7,386,023,738	43%

(a)	None of the funds in the Plan’s Self-Directed Account exceeded 5% of net assets available for plan benefits at the end of the plan year.

Individual investments in the Master Trust that represent 5% or more of the Master Trust’s net assets available for plan benefits are as follows:

	December 31,
(in dollars)	2011	2010
EB DL Stock Index Fund	$639,691,485	$635,682,028
BNY Mellon Corporation common stock	606,453,323	935,430,715
EB DV Large Cap Stock Index Fund	531,994,425	496,493,986

Individual investments in the Plan that represent 5% or more of the Plan’s net assets available for plan benefits are as follows:

	December 31,
(in dollars)	2011	2010
EB DL Stock Index Fund	$639,350,624	$635,314,601
BNY Mellon Corporation common stock	464,379,446	711,601,060
Wells Fargo Money Market Mutual Fund	309,141,948	314,036,868
Aggregate Bond Index Fund	237,969,854	220,718,919
Small-Mid Cap Stock Index Fund	201,977,514	201,612,388
International ACWI ex U.S. Stock Index Fund	187,347,819	208,057,629
Mellon Stable Value Fund	180,769,263	159,386,157	(a)

(a)	Represents less than 5% of the Plan’s net assets available for plan benefits as calculated for the respective reporting period.

Notes to Financial Statements (continued)

Investment income for the Master Trust is as follows:

	Year ended December 31,
(in dollars)	2011	2010
Net appreciation (depreciation) in fair value of investments:
Common stock	$(344,382,698)	$217,666,521
Self-directed account	(8,842,151)	11,791,366
Exchange traded funds	(12,100,982)	782,153
Mutual funds	211,782	432,819
Collective trust funds	(51,344,621)	324,401,982
U.S. and sovereign government obligations	24,015,991	23,619,040
Corporate debt obligations	36,587,547	47,404,555
Venture capital and partnership interests	22,510,545	8,761,423
Funds of funds	(21,850,670)	74,449,981
Preferred stock	(570,308)	(769,565)
Interest-bearing cash	1,377,206	250,931
Investment contracts with insurance companies	5,441,657	(854,124)

Net appreciation (depreciation) in fair value of investments	(348,946,702)	707,937,082

Interest	62,039,048	64,901,263
Dividends	36,959,207	28,709,370

Total investment income (loss)	$(249,948,447)	$801,547,715

8.	Fair Value Measurement

The Plan guidance related to “Fair Value Measurements” included in ASC 820 defines fair value as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date and establishes a framework for measuring fair value. It establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

Valuation hierarchy

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1: Inputs to the valuation methodology are recent quoted prices (unadjusted) for identical assets or liabilities in active markets. Level 1 assets include common and preferred stock, the self-directed accounts, U.S. and sovereign government obligations, exchange traded funds and mutual funds.

Level 2: Observable inputs other than Level 1 prices, for example, are quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs that are observable or can be corroborated, either directly or indirectly, for substantially the full term of the financial instrument. Level 2 assets and liabilities include items that are traded less frequently than exchange traded securities and whose model inputs are observable in the market or can be corroborated by market observable data. Examples in this category are collective trust funds and funds of funds without redemption provisions, corporate debt obligations, U.S. and sovereign government obligations and interest-bearing cash.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement. These unobservable inputs reflect the Plan’s own assumptions about the market that participants would use to price an asset based on the best information available in the circumstances. Level 3 assets include investment contracts with insurance companies, venture capital and partnership interests and funds of funds.

Notes to Financial Statements (continued)

Valuation Methodologies

Following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classifications of such instruments pursuant to the valuation hierarchy.

Common and preferred stock, the self-directed accounts, exchange traded funds and mutual funds: These types of securities are valued at the closing price reported in the active market in which the individual securities are traded, if available. Where there is no readily available market quotation, we determine fair value primarily based on pricing sources with reasonable levels of price transparency. Other common stock is primarily comprised of investments in domestic large and mid-cap companies and REITS. Mutual funds are comprised primarily of money market funds.

Collective trust funds and funds of funds: There are no readily available market quotations for these funds. The fund’s fair value is based on securities in the portfolio, which typically is the amount the fund might reasonably expect to receive for the security upon a sale. These funds are either valued on a daily or monthly basis. Common Collective Trusts are primarily comprised of domestic large and mid-cap equity exposure, international equities, domestic corporate and U.S. Government fixed income instruments and investments in stable value funds. Fund of funds are primarily comprised of large and mid-cap domestic equities, international equities, corporate and U.S. Government debt instruments and alternative investment hedge funds.

Corporate debt and government obligations: Certain corporate debt and government obligations are valued at the closing price reported in the active market in which the bond is traded. Other corporate debt and government obligations are valued based on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for identical or similar bonds, the bond is valued using discounted cash flows that maximize observable inputs, such as current yields of similar instruments, but include adjustments for certain risks that may not be observable, such as credit and liquidity risk. Corporate debt and government obligations are primarily comprised of domestic securities.

Venture capital and partnership interests: There are no readily available market quotations for these funds. The investment’s fair value is based on the Master Trust’s ownership percentage of the fair value of the underlying investments as provided by the fund managers. These funds are typically valued on a quarterly basis. The Master Trust’s venture capital and partnership interests are valued at the net asset value (“NAV”) as a practical expedient for fair value.

Investment contracts with insurance companies: There are no readily available market quotations for these investments. Certain investment contracts are valued at the present value of the contracted benefits payable using the same mortality and investment return assumptions used to determine Plan liabilities. The other investment contracts with insurance companies are valued at contract value. These contracts are valued on an annual basis.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Master Trust believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies and assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level within the fair value hierarchy the Master Trust’s investment assets at fair value, as of December 31, 2011 and December 31, 2010. As required by ASC 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. There were no transfers between Level 1 and Level 2 during plan year 2011.

Notes to Financial Statements (continued)

Master Trust investment assets measured at fair value on a recurring basis as of December 31, 2011

(in dollars)	Level 1	Level 2	Level 3	Total carrying value
BNY Mellon Corporation common stock	$606,453,323	$—	$—	$606,453,323
Other common stock	891,887,287	—	—	891,887,287
Self-directed accounts	106,643,259	—	—	106,643,259
Exchange traded funds	57,215,615	—	—	57,215,615
Mutual funds	309,273,026	—	—	309,273,026
Collective trust funds (a)	—	2,820,880,274	—	2,820,880,274
U.S. and sovereign government obligations	384,893,987	234,490,833	—	619,384,820
Corporate debt obligations	—	811,105,323	—	811,105,323
Venture capital and partnership interests (a)	—	—	126,366,106	126,366,106
Funds of funds (a)	—	759,147,395	127,578,028	886,725,423
Preferred stock	1,268,960	—	—	1,268,960
Interest-bearing cash	—	3,220,458	—	3,220,458
Investment contracts with insurance companies	—	—	197,744,570	197,744,570

Total Master Trust investment assets at fair value	$2,357,635,457	$4,628,844,283	$451,688,704	$7,438,168,444

(a)	Fair value is calculated using NAV per share.

Master Trust investment assets measured at fair value on a recurring basis as of December 31, 2010

(in dollars)	Level 1	Level 2	Level 3	Total carrying value
BNY Mellon Corporation common stock	$935,430,715	$—	$—	$935,430,715
Other common stock	937,733,003	—	—	937,733,003
Self-directed accounts	119,095,935	—	—	119,095,935
Exchange traded funds	2,652,459	—	—	2,652,459
Mutual funds	314,190,261	—	—	314,190,261
Collective trust funds (a)	—	2,746,078,643	—	2,746,078,643
U.S. and sovereign government obligations	374,439,358	219,287,901	—	593,727,259
Corporate debt obligations	—	798,296,213	—	798,296,213
Venture capital and partnership interests (a)	—	—	115,325,381	115,325,381
Funds of funds (a)	—	491,362,394	135,451,293	626,813,687
Interest-bearing cash	—	4,377,269	—	4,377,269
Investment contracts with insurance companies	—	—	192,302,913	192,302,913

Total Master Trust investment assets at fair value	$2,683,541,731	$4,259,402,420	$443,079,587	$7,386,023,738

(a)	Fair value is calculated using NAV per share.

Master Trust fair value measurements using significant unobservable inputs for the year ended December 31, 2011

(in dollars)	Funds of funds	Venture capital and partnership interests	Investment contracts with insurance companies	Total plan assets at fair value
Fair value at Dec. 31, 2010	$135,451,293	$115,325,381	$192,302,913	$443,079,587
Total gains or (losses)	(4,005,484)	22,417,371	5,441,657	23,853,544
Purchases, issuances, sales and settlements:
Purchases	—	8,369,358	—	8,369,358
Sales	(3,867,781)	(19,746,004)	—	(23,613,785)

Fair value at Dec. 31, 2011	$127,578,028	$126,366,106	$197,744,570	$451,688,704

The amount of total gains or (losses) included in changes in net assets attributable to the changes in unrealized gains or losses	$(124,695)	$13,333,688	$5,441,657	$18,650,650

Notes to Financial Statements (continued)

Master Trust fair value measurements using significant unobservable inputs for the year ended December 31, 2010

(in dollars)	Fair value at 12/31/09	Total realized/ unrealized gain/(loss)	Purchases issuances and settlements, net	Transfers in/(out)	Fair value at 12/31/10	Change in unrealized gain/ (loss) related to to investments held at 12/31/10
Funds of funds	$121,015,196	$7,114,185	$7,321,912	$—	$135,451,293	$2,401,001
Venture capital and partnership interests	109,575,417	8,761,423	(3,011,459)	—	115,325,381	1,852,306
Investment contracts with insurance companies	193,157,037	(854,124)	—	—	192,302,913	(854,124)

Total	$423,747,650	$15,021,484	$4,310,453	$—	$443,079,587	$3,399,183

The Master Trust has investments in which the fair value has been estimated using the NAV per share. The tables below present information about the Master Trust’s investments valued at the funds’ NAV, which also have unfunded commitments and/or redemption provisions.

Master Trust investments valued using NAV as of December 31, 2011

(in dollars)	Fair Value	Unfunded commitments	Redemption frequency	Redemption notice period
Venture capital and partnership interests	$126,366,106	$24,445,105	N/A	N/A
Funds of funds	127,578,028	—	Monthly	30-45 days

Total	$253,944,134	$24,445,105

Master Trust investments valued using NAV as of December 31, 2010

(in dollars)	Fair Value	Unfunded commitments	Redemption frequency	Redemption notice period
Venture capital and partnership interests	$115,325,381	$36,782,517	N/A	N/A
Funds of funds	135,451,293	—	Monthly	30-45 days

Total	$250,776,674	$36,782,517

9.	Fair Value of Master Trust and Plan Net Assets Available for Plan Benefits

Note 8 presents investments measured at fair value by the three level valuation hierarchy established by ASC 820. At December 31, 2011 and 2010 for the Master Trust and the Plan, notes receivable from participants of $81,037,959 and $70,563,399, respectively, were valued at their unpaid principal balance plus any accrued but unpaid interest, which approximates fair value. At December 31, 2011 for the Master Trust, pending investment sales and other receivables of $130,687,522, and pending investment purchases and other liabilities of $451,088,834 equaled fair value due to short maturities. At December 31, 2010 for the Master Trust and the Plan, pending investment sales and other receivables of $63,195,099, and $255,653, respectively, and pending investment purchases and other liabilities of $67,346,147 and $1,380,590, respectively, equaled fair value due to short maturities.

10.	Plan Amendments

Effective November 6, 2003, the Plan was amended to allow the Benefits Investment Committee to place restrictions on trading in selected funds. Pursuant to this amendment, beginning March 15, 2004, an administrative restriction applies to account balance transfers in and out of 401(k) investment funds that hold international securities, because these funds are particularly at risk for trading activity that might harm or are inconsistent with the Plan’s retirement objectives. With this restriction, participants may not buy and then sell, or sell and then buy, shares in certain core funds in the Plan within any 15-day calendar period. Effective January 1, 2006, pursuant to Internal Revenue Service regulation changes, the Company is no longer permitted to offer displaced employees, or those who are on salary continuance, the opportunity to contribute to the Plan. Employer matching contributions also stop when employee contributions stop.

Notes to Financial Statements (continued)

However, displaced employees who received payments under the Mellon Financial Corporation Displacement Program as in effect prior to May 24, 2010 continued to earn vesting service in the Plan while receiving salary continuance.

See Note 13 for additional information relating to amendments subsequent to December 31, 2011.

11.	Reconciliation of The Bank of New York Mellon Corporation 401(k) Savings Plan Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31,
(in dollars)	2011	2010
Net assets available for plan benefits per the financial statements	$3,506,267,412	$3,261,192,438
Less: Benefit claims payable	915,892	118,394
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	6,546,301	2,373,970

Net assets available for plan benefits per the Form 5500	$3,511,897,821	$3,263,448,014

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

(in dollars)	Year ended December 31, 2011
Benefits paid to participants per the financial statements	$222,790,504
Less: Benefit claims payable – prior year	118,394
Add: Benefit claims payable – current year	915,892

Benefits paid to participants per the Form 5500	$223,588,002

Benefit claims payable recorded on the Form 5500 have been processed and approved for payment prior to December 31, 2011, but not yet paid as of that date.

The accompanying financial statements present fully benefit-responsive contracts at contract value. The Form 5500 requires fully-responsive investment contracts to be reported at fair value. Therefore, the adjustment from fair value to contract value for fully benefit-responsive investment contracts represents a reconciling item.

12.	Risks and Uncertainties

The Master Trust invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits.

The Master Trust provides for investment in the Company’s common stock. At December 31, 2011 and 2010, approximately 13% and 22%, respectively, of the Plan’s total assets were invested in the common stock of the Company. The value of the Company’s common stock is entirely dependent upon the performance of the Company and the market’s valuation of such performance.

Notes to Financial Statements (continued)

13.	Subsequent Events

Beginning in 2012, the Company may make an annual profit sharing contribution to all eligible participants equal to 1% of base pay assuming certain financial performance goals are met. The 2012 profit sharing contribution, if applicable, will be made in early 2013. The participant must be employed on December 31 to receive a profit sharing contribution for that year. These profit sharing contributions will vest after three years of vesting service.

The Plan has evaluated subsequent events through June 27, 2012, and determined that no additional subsequent events occurred requiring adjustments to, or disclosure in, the financial statements.

Schedule 1

The Bank of New York Mellon Corporation

401(k) Savings Plan

Ein: 13-2614959

Plan Number: 004

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

	Identity of issue, borrower, lessor, or similar party	Description of investments and notes receivable	Cost	Current value

*	Master Trust Fund	Common stock, Self-directed accounts, Mutual funds, Collective trust funds, and Funds of funds	N/A	$3,076,307,432

*	Notes receivable from participants	Notes receivable from participants at interest rates ranging from 3.25% to 10.00% due from less than 1 year to 10 years	—	81,037,959

				$3,157,345,391

*	Represents a party-in-interest as defined by ERISA.

N/A – This information is not required by ERISA or the Department of Labor to be reported for participant-directed investments.

See accompanying Report of Independent Registered Public Accounting Firm.

Schedule 2

The Bank of New York Mellon Corporation

401(k) Savings Plan

Ein: 13-2614959

Plan Number: 004

Schedule G, Part III – Schedule of Nonexempt Transactions

December 31, 2011

Identity of party involved	Relationship to Plan	Description of transaction	Amount involved	Imputed interest amount
Mellon Investor Services	Former wholly owned subsidiary of Mellon Financial Corporation	The Bank of New York Mellon Corporation (“The Corporation”) 401(k) Savings Plan (“Plan”) manager discovered that, between January 1, 2004 and July 31, 2007, Mellon Investor Services (“MIS”) had inadvertently charged its standard commissions on participant initiated transactions to buy and sell Mellon Financial Corporation (“MFC”) common stock through the Plan in violation of corporate policy. (MFC is a predecessor sponsor of the Plan.) The Corporation ceased this practice for transactions occurring on and after July 31, 2007 and ultimately determined to repay the prior commissions ($182,362), plus interest ($71,666) at the applicable statutory interest rates. The repayment was made on August 25, 2011.

		Commissions received during the period January 1, 2004 to December 31, 2004 that were reimbursed to plan participants on August 25, 2011	$41,816	$20,722

		Commissions received during the period January 1, 2005 to December 31, 2005 that were reimbursed to plan participants on August 25, 2011	$73,276	$30,654

		Commissions received during the period January 1, 2006 to December 31, 2006 that were reimbursed to plan participants on August 25, 2011	$45,280	$14,819

		Commissions received during the period January 1, 2007 to July 31, 2007 that were reimbursed to plan participants on August 25, 2011	$21,990	$5,471

		Total	$182,362	$71,666

Amounts were remitted to the Trust on August 25, 2011.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of The Bank of New York Mellon Corporation 401(k) Savings Plan have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

THE BANK OF NEW YORK MELLON CORPORATION 401(k) SAVINGS PLAN

By:	/s/ Lisa B. Peters
Lisa B. Peters
Senior Executive Vice President and
Chief Human Resources Officer

By:	/s/ John A. Park
John A. Park
Executive Vice President
Corporate Controller

Date: June 27, 2012

Index to Exhibits

Exhibit No.	Description	Method of Filing

23.1	Consent of Independent Registered Public Accounting Firm.	Filed herewith.